JOIN THE SMARTQED, INC. COMMUNITY

Raised $70,954 from 130 investors on August 2018

Snapshot   Quotes   Story   Team   Investors   Interview   Q&A

Intelligent Incident Response for IT Ops with AI and Real-Time Collaboration

smartQED is an AI-driven intelligent workbench to expedite problem-solving for IT Ops/DevOps teams & data centers. We analyze information from both private and crowd-sourced sources to recommend likely causes and solutions. We enable collaborative investigations through self-learning visual tools for systematic Cause Analysis, making it easy for teams to jointly resolve problems while learning from user actions. smartQED greatly reduces the time taken to resolve complex issues.



Julie Basu
CEO and Head of R&D
MS & PhD in CS from Stanford with focus on AI & Databases. Previously Dir. of Eng at Oracle.



SmartQED Intro

Why you may want to invest

1 Closed first revenue from paid pilot with global telecom company.

2 Built & released a Beta Product that is being used for customer pilots.

3 Met with a wide range of customers to identify specific use cases.

4 Built a world-class team of expert engineers, advisors & business leaders.

5 Third place winner of the 2018 IEEE Women in Engineering Pitch Competition out of a pool of 12 well qualified, pre-screened startups.

Our Ambition

Our vision is to become the one-stop shop for DevOps & IT problem resolution. Whether it is a mission-critical problem with major business impact or a minor issue that keeps getting pushed to the back burner, smartQED would be able to guide its users to a solution quickly, like a virtual expert "IT doctor." Businesses today face enormous revenue loss and reputational damage due to IT service outages, and we want to help alleviate these pains.

📄 smartQED_Exec_Summary.pdf

📄 smartQED_Investor_Deck_wefunder.pdf

📄 Video Transcript

📄 27_transcripts.txt

smartqed.com   San Mateo, CA 🐦 f

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b2b   artificial intelligence   collaboration
root cause analysis   rca   software
analytics   machine learning   enterprise it
tech   community   seas   b2b
technology   female founder

Why I Like smartQED, Inc.

This product is a brilliant concept! It solves the pain points of my IT Ops team.

Global Telecommunications Executive

THE BUZZ ABOUT SMARTQED, INC.

I think that you have a very intuitive & innovative approach, it is a great concept.
SVP, Physical Security Company

This product will be awesome if you can pull it off, today all of this is done in plain text and it is very inefficient
IT Ops Manager, Leading Insurance Company

My greatest pain point is understanding what other people have done when resolving a problem, the effective collaboration tools that smartQED provides addresses this issue.
Ops Engineer of Cloud Storage Company



The 1M/1M Incubation Radar: smartQED, San Mateo, California | Sramana Mitra

According to a MarketsandMarkets report, the incident response services market is estimated to grow from $13.09 billion in 2016 to $30.29 billion by 2021, at a CAGR of 18.3%. smartQED is an intelligent, AI-driven workbench for expediting IT incident
June 26, 2017 @ sramanamitra.com

The Problem: Inefficient Incident Response

There is a major lack of intelligent tools for IT/DevOps incident response. While there are many solutions that tell you when the lights are off, they are not able to recommend how to get the lights back on. Most issue tracking systems are still purely transactional & text-based in nature, and do not allow for easy visual collaboration or knowledge reuse.

Major Pain Points



Manual Searching and Filtering

Operations teams spend hours looking through search results



Fragmented Collaboration

Reading and understanding large pieces of fragmented text is cumbersome



Limited Knowledge Reuse

Difficult to leverage existing internal knowledge and community knowledge

smartQED Brings Method to the Incident Response Madness

Our collaborative, self-learning, visual workbench makes it easy for teams to conduct efficient cause analysis in a systematic fashion. We automatically recommend solutions by learning from user actions as they solve problems, and by analyzing public data from the web.



Intuitive Collaboration

In-context, visual collaboration.



Powerful Recommendation Engine

Solution and Cause suggestions.

Machine learning from user actions.

Leverage community intelligence from customers and public forums.

Audit trails & easy status tracking.

Effectively reuse internal knowledge.

Our Market

IT Outages account for $700B worth of revenue loss (IHS), and the IT Operations Management is a $21B market growing at a compound annual growth rate of 7% (Gartner). We also conducted a comprehensive market estimate using a bottoms-up methodology by analyzing government census data and segmenting companies by size and applicable industries for smartQED.

$700B	$21B
Lost due to IT Downtime (IHS)	IT Ops. Management Market size (Gartner)

Meet the Founders

World Class Team of Experienced Professionals in Enterprise Software





Julie Basu
CEO and Head of R&D
MS & PhD in CS from Stanford with focus on AI & Databases. Previously Dir. of Eng at Oracle.

Rishi Mukhopadhyay
COO and Head of Product
Led a VC deal from sourcing to close. Later, helped a startup raise capital, recruit a board & plan.

AND THE REST OF THE TEAM







Terry Gallagher
VP of Customer Solutions
(Part-Time)

Lauren Washington
Lead Data Scientist & ML Developer
(Part-Time)

Bonnie Chowdhury
Director of Engineering
(Part-Time)





Sapna Talreja
Full Stack Developer & Customer Support Engineer
(Part-Time)

June Mukherjee
Sr. QA Analyst & Technical Documentation
(Part-Time)

Raised **$390.437** From **130+** Investors

FUNDING HISTORY



Herbert Pagan
Currently active duty military.



Darren Smalley
Innovation Enthusiast



Chin Sin Yeo
businessman venture potential startup company



Jesdakorn Samittiauttakorn
CEO and CTO of tech startups in Bangkok and Tokyo



Sam Simonovich
Seeking Investment Opportunities



Andre Harrell
I love investing in startups that we benefit the world and upset the status quo.

(MORE INVESTORS)

Interview

− COLLAPSE ALL

WF: What's new about the product you are building? How is it different? ⌄

SMARTQED: We have a unique & innovative solution that captures high fidelity data as users solve problems, and presents it in a way that is most effective and efficient for operations teams. We are yet to find a product in the market that combines visual, collaborative cause analysis tools with machine learning & intelligence for IT knowledge reuse, as intuitively as we do.

WF: Who are your competitors? How are you different? ⌄

SMARTQED: Our closest competitors are Moogsoft and Evanios. Moogsoft and Evanios are primarily alert consolidators (not our area of focus) but overlap with smartQED in some areas. Moogsoft does store cases of prior problems (based on alerting) and allows customers to match to their own prior problems. Evanios provides similar functionality and leverages internal data from issue tracking tools like ServiceNow as well. We have three main advantages compared to these solutions:

1) We have self-learning visual cause analysis tools, which not only provide users with a more comprehensive offering but also collect superior data for future solution recommendations. We have not seen other products have such a complete offering yet.

2) Our machine learning isn't just based only on prior case data, but we also learn from IT/DevOps team members as they collaborate to analyze and solve problems within our system.

3) We are the only product that allows customers to leverage each other's insights and consolidates community data found on the web using advanced natural language processing (NLP) techniques. This allows smartQED to have the largest pool of solutions available in its crowdsourced case base compared to our competitors, and thus enables our customers to leverage all the available knowledge effectively.

WF: How do you acquire customers? ⌄

SMARTQED: We are acquiring our first few customers through the wide network of our advisors and looking to partner with channels. For enterprise-focused companies, the credibility of having a prior relationship is very important in closing early deals. After we have a short track record, and some capital to invest in infrastructure & support, we plan to market a free trial online. We will also simultaneously hire a sales executive and build a small & nimble sales team who can help us source and up-sell our trial customers.

WF: What is unique about your team? ⌄

SMARTQED: Julie has delivered leading-edge enterprise products at Oracle to 1000s of customers. She has lived and breathed this problem throughout her career. In the course of these efforts, she realized that modern, intelligent tools were required to help resolve these problems more effectively. Julie has brought her unique ideas and deep insights into smartQED product design.

Terry was a crisis manager and has over 20 years of experience at Sun and other companies. His team was in charge of keeping 100+ Applications operational. Terry has been involved in countless war room situations. In the course of his work, he experienced the pain points that we are trying to solve first hand. Terry was unable to find a product to help his team with collaborative cause analysis in a user-friendly way that also was intelligent enough to reuse prior knowledge. He actually proposed building it in-house in the companies he worked for, but was unable to find the budget for it.

The intuitive design of smartQED's product comes from the domain expertise and deep insights of industry veterans like Julie & Terry. Our engineering team consists of experienced engineers including an ex-Google Data Scientist & Machine Learning developer. They are working hard to implement our vision. We are also proud to say that we have a gender balanced team with half of our core team being female.

WF: How will you make money? ⌄

We have two business models, on premise and cloud. For on-premise customers we have annual licenses based on number of users (by tier). For cloud customers, we have a monthly fee per user.

WF: What's your biggest risk? What keeps you up at night? ⌄

SMARTQED: Closing deals with enough enterprise customers to build a profitable company quickly.

To mitigate this risk and to create a solid customer pipeline, we are working with experienced Sales leaders and channel partners who have established relationships in the industry.

WF: Why wouldn't a large company like ServiceNow or Splunk do this themselves? ⌄

SMARTQED: Most large companies are focused on the established area that they service, and having the expertise to branch out of that is usually difficult and time consuming. Much of this innovation actually happens in startups such as smartQED.

We talked to a specific market leader within the IT service management/IT operations management area who confirmed this is a white space for them, and our tools would add a lot of value on top of their product.

WF: Who is your sweet spot customer? Where do you plan to expand? ⌄

SMARTQED: Currently, we are targeting cloud infrastructure service providers (IaaS) which is a market that is projected to grow 37% in 2017 and reach $35B by Gartner. Out of the total public cloud services market, Gartner expects this segment to grow the fastest.

Once we have a foothold in that space, we plan to expand to other market segments that have sizable IT Departments. We estimate that there are about 60,000 such companies, collectively an approximately $2.4B market, that could use a tool like smartQED.

WF: There are so many tools in the IT Operations Space. Can you fit into their ecosystem? ⌄

SMARTQED: Yes. Our solution is architected in a way that it is easily extensible and comes with out of the box adapters for common tools such as Splunk, Elasticsearch and New Relic. If a customer is using a custom tool or a product not already on our integration list – we provide REST APIs that can be used to do the integration quickly.

WF: How do you handle data privacy concerns? ⌄

SMARTQED: We have a multi-tenant architecture that provides complete data isolation for each client account. We support the sharing of problem data in an anonymized format to leverage community intelligence but we never share any information without explicit permission from a client.



Ask a Question

⚙

Type your question here…   **ASK QUESTION**

Chandra Nepali   Feb 27 ⌄
Any plan to issue shareholder certificates? Thanks.
ANSWER   IGNORE

Ravi Kumar Commuri   Jun 21 2018 ⌄
Hey,
As looking at your idea it looks like a great unique idea. As a devops guys I have some question about How/where you search the data when you want to analyse the root cause of the failure if its in production environment for the customer.
and how do you protect the data when it flows to your system what is the promise you are giving to the customers for the customer data protection ?
What standards do you follow for the customer data as per federal government standards?
ANSWER   IGNORE

 **Rishi Mukhopadhyay** COO and Head of Product **FOUNDER**   Jun 21 2018 ⌄
Hi Ravi,

We are following the standard best practices for data protection including security through HTTPS protocols, encryption of DBs in production, and restricting open ports only to necessary services and IPs.

For highly secure customers that do not want public cloud offerings, we offer VPCs that are restricted by IP and on premise solutions.

Regards,
Rishi

Raghu Krovvidi   May 19 2018 ⌄
What is your exit strategy
ANSWER   IGNORE



Rishi Mukhopadhyay COO and Head of Product   `FOUNDER`   May 30 2018 ⌄
Likely acquisition by a larger player in the space such as ServiceNow,
Splunk, or Cisco.

Travis Huff   Mar 18 2018 ⌄
Do you have a closing round date?
ANSWER   IGNORE



Rishi Mukhopadhyay COO and Head of Product   `FOUNDER`   Mar 19 2018 ⌄
Hi Travis,

The crowdfunding round is technically open until August, but ideally we'd
like to raise the 100K ideally within the next 1-2 months and hit the 50K
milestone within the next 1-2 weeks so we can take our first disbursement.

Craig Vom Lehn   Mar 17 2018 ⌄
Do you plan to pay a dividend? Do you have an exit strategy (IPO, be acquired, etc) or
do you intend to continue to operate as a company with no exit?
ANSWER   IGNORE



Rishi Mukhopadhyay COO and Head of Product   `FOUNDER`   Mar 17 2018 ⌄
Hi Craig,

Typically, early stage tech startups don't pay dividends. We are likely going
to be putting majority of our revenue back into the business for R&D and
sales growth. Yes, we have an exit strategy and the most likely path for us
will be through an acquisition by a larger company in our domain.

Dean Bartosh   Mar 17 2018 ⌄
* I think I understand what you're trying to accomplish with Smart QED, but maybe you
could give an explanation in layman's terms what problem you're trying to solve and
how SmartQED will solve it. ("Explain like I'm 5" for those of us who aren't developers.)
* Julie's history shows a stealth-mode startup from 2013-2015. Is this startup related to
SmartQED? Or was it another venture that she can tell us about? * How long will this
round of funding be open?
ANSWER   IGNORE



Rishi Mukhopadhyay COO and Head of Product   `FOUNDER`   Mar 17 2018 ⌄
Hi Dean,

Think of us in two ways: 1) We are the Google Docs for IT Ops people 2) We
are an IT Doctor that examines your problems and gives you the proper
medicine (only here we are curing sick servers, routers etc :).

Julie did have a startup in the same domain doing log analytics, but the
product & solution was different. The funding round is open until August,
but we are targeting to raise the crowdfunding 100k portion within the next
two months. After that we would like to target more traditional angel
investors/ seed funds for fulfilling our 1M seed round.

Ohad Kaufman   Mar 16 2018 ⌄
Hey there,
First the idea and concept sounds great, relevant and exciting.

Can you provide more details on below:

• Use case:- Can you give example for an incident and resolution that this product can
deliver? The reason I am asking as while the challenges of DevOps and IT TechOps
can be the same in each enterprise but the nature of the ecosystem and environment
setup is different so I am trying to understand how this product can suggest generic
and relevant resolution for different enterprise.
• Who feed the knowledge base? How do you grow your knowledge base data base?

Thanks,
Ohad
ANSWER   IGNORE



Julie Basu CEO and Head of R&D   `FOUNDER`   Mar 17 2018 ⌄
Thanks for your interest Ohad. We actually have some good use cases listed
in our pitch deck. One such case is where the company website went down,
displaying 500 user error. Four separate teams were needed to collaborate

(Network, Sys admin, DBA & Web Developer). Uncoordinated actions were taken by team members which failed to resolve the problem. Ultimately the problem was traced to firewall policies. In this use case (from one of our pipeline customers) the IT manager expressed that smartQED's Cause Analysis workbench would help facilitate collaboration and reduce ad-hoc actions taken without proper investigation. In addition, the IT manager expressed that smartQED's solution would allow him and upper management better visibility into the status of the investigation and how it was progressing. Lastly, it would allow for better knowledge capture and reuse, since all prior problems and solutions are stored in our case base. If the same problem was to arise again, our product could automatically suggest a solution.

As to the second part of your question, while to a certain extent each environment is unique- technology stacks have largely become standardized. That is why many IT Ops/DevOps personnel today spend significant time searching google for a solution. The problem is, that while there are actually great solutions available on the web, reading and understanding each post manually is tedious and time consuming. Even if we cannot suggest an "exact" solution, we can provide suggestions of where the cause of the problem may lie as a starting point for the investigation.

Our knowledge base actually has three sources 1) Problems seen within ones own environment that go through the smartQED workbench (this is isolated unless we have permission to share) 2) Crowdsourced problems in our case base (if a company choses to share) 3) Problems "digested" from sources on the web populated through our NLP data cleansing algorithms. These are from sites like stack exchange, stack overflow etc.

Taylor Clauson   Mar 16 2018 ⌄
Do you have any product demo videos you can share? Something to show how far along the POC is and help visualize its use? Even if it's just shell output?
ANSWER   IGNORE

 **Julie Basu** CEO and Head of R&D **FOUNDER**   Mar 16 2018 ⌄
Hi Taylor, right now we are in semi-stealth mode as we are still filing some key patents. So currently, we don't have a public demo.Our MVP is in use at a global telco, we actually have a fully functional product including a UI. If you are interested in investing over $2500 you can reach out to Rishi (*rishi@smartqed.com*) who can give you a demo.

Matt Juszczak   Mar 15 2018 ⌄
I'm in the DevOps space and own a consultancy around DevOps Training & Mentoring. Most of our customers experiencing pain are doing so because of historical technical debt (taken on willingly with the understanding it would have to be solved later, or simply because they didn't have the proper resources early on). Our solutions tend to encourage customers to build ephemeral infrastructure at Cloud providers like AWS... if it's broken, destroy it, fix the problem, re-provision, and meanwhile, make sure you're testing total destruction along the way so you're intimate with your infrastructure and can rebuild it from scratch as necessary. Is your product meant to be a stop-gap for organizations that aren't quite at that level yet, but need to get there, or do you still see this being necessary even after organizations are following a true DevOps model with ephemeral (or perhaps, even server-less) infrastructure?
ANSWER   IGNORE

 **Rishi Mukhopadhyay** COO and Head of Product **FOUNDER**   Mar 15 2018 ⌄
Not necessarily. Even for companies using a true DevOps model, determining the cause of problems and how to solve them is necessary. Otherwise you will be destroying the wrong things :). Additionally, the DevOps model encourages further collaboration between traditional silos (eg. Developers and Operations) which means that all the pain points mentioned in our slide deck will still be there and may even increase due to larger, more diverse groups being involved in the incident response process.

Doug Summerson   Mar 15 2018 ⌄
Hi, very interested in your concept. Two questions: 1) In your investor deck you mention $15k in revenue thus far. Given the pricing plan, this would equate to no on-premise customers. What is your current customer base up to currently? 2) What protection do you have over intellectual property? How many patents filed?
ANSWER   IGNORE

 **Rishi Mukhopadhyay** COO and Head of Product **FOUNDER** edited Mar 17 2018 ⌄
Hi Doug, thanks for your interest. 1) The 15K is one time revenue just for the pilot and some custom integrations. We intend to charge a licensing & support fee (at a discount from the list pricing) to the same customer after the pilot stage. We have a pipeline of 5 customers, out of which 1 is very interested in a POC. The customer is a large enterprise SaaS company. Currently our target is to close 2-3 customers as we raise our seed round. We will need to raise capital to support more. 2) We are in the process of filing provisional patents. We are targeting to file at least 2-3 provisionals with the guidance of our IP advisor.

Barnaby Zelman   Feb 10 2018 ⌄



Barnaby Zelman Feb 10 2018

Why bother with a Reg. CF funding round if you're going to have a $1,000 minimum investment. Seems counter-productive to me... would like to get in but not at Reg. D minimums...

ANSWER IGNORE

Rishi Mukhopadhyay COO and Head of Product FOUNDER Feb 13 2018

Hi Barnaby,

As per your feedback, we are working on changing our limit to $100. Hopefully, it should be done later today, if you are still interested in investing. Thank you for your interest!

Regards,

Rishi

